

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 18, 2009

Ms. Hilda Kouvelis, Vice President and Chief Financial Officer
Transatlantic Petroleum Corporation
Suite 1840, 444 – 5th Ave., S.W.
Calgary, Alberta CANADA T2P 2T8

> **Re:** **Transatlantic Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 1, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31 and June 30, 2009**
> **Filed May 27, 2009 and August 14, 2009**
> **Response Letter Dated September 10, 2009**
> **File No. 0-31643**

Dear Ms. Kouvelis:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K/A filed May 21, 2009

Engineering Comments

General

1.   Please incorporate conforming changes that we have requested to all your applicable documents.

Unaudited Pro Forma Condensed Combined Financial Statements - Exhibit 99.2

Standardized Measure of Oil and Gas Quantities

2.	We have reviewed your third party reserve report. Please tell us whether the Edirne Gas Field is connected to a gas sales pipeline, and, if not, whether the evaluation of the field includes estimated future capital expenditures for access to a gas sales market. Please understand that the lack of market access will preclude the attribution of reserves.

3.	We note your use of a year-end 2008 gas price of $12.40/MCFG to estimate proved gas reserves for the Edirne Field. Please justify/explain your use of this price. Identify the nearest gas market to the Edirne field and its market price at year-end 2008.

4.	We note that your third party engineering report states "TransAtlantic have advised RPS that all income from Selmo operations will be offset against exploration expenditures in Turkey." Please explain the details of this situation to us and address its effect on the availability of your revenue from operations for other purposes. We may have further comment.

5.	We note that your net proved reserves include a $1/8^{th}$ royalty payable to the Turkish government. Paragraph 10 of FAS 69 requires that "Net" reserve quantities shall not include reserves relating to interests of others in properties owned by the enterprise. It appears you have claimed these royalty volumes even though they are due the government. Please amend your document to disclose these reserve volumes net after royalty.

6.	The lifetime unit operating expense for Selmo field's proved developed producing oil reserves is about $26/barrel and that for its proved undeveloped oil reserves is about $5/barrel. Please explain the large difference here. Include listings of the operating expense line items you used for the PDP and PUD reserve evaluations.

Closing Comments

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Gary Newberry at (202) 551-3761, Shannon Buskirk at (202) 551-3717 or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Doug Brown at (202) 551-3265, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Mr. Garrett DeVries